EXHIBIT 11.1

COMPUTATION OF PER SHARE EARNINGS OF
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FIRST PULASKI NATIONAL CORPORATION
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       Computation of per share earnings relative to the common capital stock of First Pulaski National Corporation is calculated by dividing the net income of the registrant by the weighted average of the then outstanding shares of common capital stock ($1.00 par value) during the quarter.
       For the quarter ended March 31, 2003, 1,642,956 shares were used in the computation; 1,630,430 shares were used in the computation for the quarter ended March 31, 2002. For the fully diluted earnings per share computation for the quarter ended March 31, 2003, 1,655,325 shares were used in the computation; 1,640,868 shares were used for the computation for fully diluted earnings per share for the quarter ended March 31, 2002.